                                                         FILED BY SEMA GROUP PLC
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                                 SUBJECT COMPANY: LHS GROUP INC.
                                                   COMMISSION FILE NO. 000-22409


FOR IMMEDIATE RELEASE                                              15 MARCH 2000

                                 SEMA GROUP PLC

                           MERGER WITH LHS GROUP INC.

        SEMA TO BECOME A WORLD LEADER IN MOBILE COMMUNICATIONS SOFTWARE

LONDON and ATLANTA - Sema Group plc ("Sema", London: SEM.L) and LHS Group Inc. ("LHS", NASDAQ: LHSG.O, Neuer Markt: LHI.DE), two of the world's leading telecommunications software and services providers, today announce that they have agreed to join forces, creating a global powerhouse in mobile communications software. The enlarged group will be listed in London, Paris and on NASDAQ.

SUMMARY OF THE MERGER

- Merger of Sema and LHS to create a world leader in mobile communications software

- LHS, based in Atlanta, is a leading global provider of billing and operations support systems software with offices worldwide including Frankfurt, Kuala Lumpur, Sao Paolo, Boston, Miami and Zurich

- LHS shareholders to receive 2.6 new Sema ordinary shares for each LHS share, representing a current value for each LHS share of $69.7

- Merger terms currently value LHS at $4.7 billion (on a fully diluted basis)

- LHS shareholders to hold some 27 per cent. of the combined group (on a fully diluted basis)

- Expected to be accretive to Sema earnings immediately, before taking into account the benefits of any synergies and the amortisation of goodwill

- In addition, the combination is expected to generate substantial opportunities for revenue enhancement within the next two to three years

RATIONALE

- Combination of SemaVision, Targys and the enlarged group's other software products and services to provide its customer base with one of the strongest and most extensive offerings of business and operational solutions for the mobile communications industry

- Broader geographical coverage, increased technical depth, expanded resource pool and opportunity to leverage combined installed customer base

- Strong position to capitalise on the expected growth of mobile commerce products and services

- Further cross-selling opportunities expected from systems integration, outsourcing and messaging expertise

-    Pooling of technical expertise to aggressively drive technology leadership

-    Increased market share key to success for technology based company

Pierre Bonelli, Chief Executive of Sema, said, "We are delighted to have reached agreement with LHS on the terms of a merger. The combination will assist us in achieving our stated telecoms strategy of becoming the worldwide leader in customer care and billing, prepaid, messaging, value-added services and mobile commerce. The ultimate prize for a technology company is market share".

Gary Cuccio, Chief Executive of LHS, said, "The combination of LHS and Sema will create a global telecom software and services powerhouse. The company will also be extremely well positioned to capitalise on the wireless internet market by leveraging its global customer base. We look forward to working together to exploit the excellent opportunities which this merger will create for our customers, stockholders and employees".

Shareholders representing approximately 30 per cent. of LHS's share capital, including Mr. Hartmut Lademacher, chairman and one of the founders of LHS, and General Atlantic Partners, have undertaken to vote in favour of the merger. In addition, LHS has granted Sema an option to subscribe for new shares in LHS representing up to 17.5 per cent. of the existing capital of LHS. The exercise price per share will be the value of 2.6 shares of Sema at the time of exercise of the option.

Mr. Lademacher and Mr. George Schmitt, currently directors of LHS, will join the board of Sema on closing.

Details of briefings for analysts, investors and the media will be circulated in due course. Further information on each company can be found on their websites at www.semagroup.com and www.lhsgroup.com

SEMA GROUP PLC
Pierre Bonelli                                                  +44 207 830 4444
William Bitan                                                  +33 1 40 92 40 92
Marie-Claude Bessis

DEUTSCHE BANK
London
Jeremy Lucas                                                    +44 207 545 8000
Rory Johnston
Boston
Jerry Coughlan                                                   +1 617 737 8181

SHANDWICK
Bobby Leach                                                     +44 207 329 0096
Sarah Pascoe

GAVIN ANDERSON
Scott Tagliarino                                                 +1 212 515 1900

LHS GROUP INC.                                                   +1 770 280 3100
Gary Cuccio
Peter Chambers
Rainer Westermann

GOLDMAN SACHS & CO.                                              +1 212 902 1000
Gene Sykes
Gregg Lemkau

All currency conversions between pounds sterling and US dollars have been made at a rate of $1.58 : Pound Sterling1. Please note that Sema's financials are reported under UK GAAP and LHS's financials are quoted under US GAAP

Deutsche Bank AG London ("Deutsche Bank"), which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Sema in connection with the merger and for no one else and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Deutsche Bank or for providing advice in relation to the merger.

FOR IMMEDIATE RELEASE                                              15 MARCH 2000

                                 SEMA GROUP PLC

                           MERGER WITH LHS GROUP INC.

        SEMA TO BECOME A WORLD LEADER IN MOBILE COMMUNICATIONS SOFTWARE

1.   INTRODUCTION

LONDON and ATLANTA - Today, Sema and LHS announce that they have entered into a definitive agreement for the merger of LHS with Sema. The telecoms business of Sema will thereby be combined with LHS to create one of the world's leading suppliers of mobile communications software. The enlarged group will provide its customers with one of the strongest and most extensive offerings of business and operational solutions in the communications industry.

Under the terms of the merger, LHS shareholders will be entitled to receive 2.6 new Sema ordinary shares for each LHS common share held at closing. Such new Sema shares will be delivered in the form of Sema ordinary shares, or Sema American Depositary Shares ("ADSs") which will be registered with the SEC and traded on Nasdaq National Market ("NASDAQ"). The merger terms currently represent a value of $69.7 per LHS share and value LHS at $4.7 billion (on a fully diluted basis). Following the merger, existing Sema shareholders will own some 73 per cent. of the combined company and LHS shareholders will own some 27 per cent. (on a fully diluted basis).

Sema expects that the transaction will be immediately accretive to earnings per share, excluding goodwill amortisation and before taking account of synergies. In addition Sema expects the combination to generate significant opportunities for revenue enhancement within the next two to three years.

Sema's shares will continue to be listed on the London Stock Exchange and the Paris Bourse. Sema will also apply for the new shares to be issued to LHS shareholders in connection with the merger to be listed on the London Stock Exchange and the Paris Bourse and for the ADSs to be listed on NASDAQ.

Sema and LHS intend to publish detailed information on the merger for shareholders in approximately two months. Subject to shareholder approval and regulatory consents, closing of the merger is expected to occur early in the second half of 2000.

Sema is being advised by Deutsche Bank. LHS is being advised by Goldman, Sachs & Co. HSBC is acting as broker to Sema.

2.   BACKGROUND TO AND REASONS FOR THE MERGER

Sema's stated telecoms strategy is to become the worldwide leader in customer care and billing, prepaid, messaging, value added services and mobile commerce. LHS, as one of the premier organisations in the field of operations support systems, with an extensive worldwide installed customer base, was identified by Sema as an ideal partner for furthering this strategy.

3.   BENEFITS OF THE MERGER

The combination of Sema's telecoms business with LHS will establish one of the largest suppliers of customer care, billing, messaging and pre-paid solutions to the telecommunications industry worldwide. The enlarged operation will have, in the mobile telecoms sector, more than:

     2,600 employees
-    350 customer sites worldwide
     140 million subscribers
     $400 million of revenues

In addition, LHS will strengthen the enlarged Sema Group by broadening the scope of the services offered and expanding the depth of technical support. Sema will also benefit from broader geographical coverage and the optimisation of the two companies' research and development efforts.

LHS's position as a products based business will increase Sema's exposure to the dynamic telecommunications software sector and thereby enhance its margins.

Sema also anticipates that significant opportunities will arise from offering its systems integration, outsourcing and messaging expertise to existing LHS customers. In addition, Sema will look to build on LHS's long experience and excellent working relationships with its partners in the fields of systems integration, telecommunications equipment manufacturing and service delivery.

In the internet space, the combination of Sema's recently launched SemaPortal and both Sema's and LHS's support of wireless data (GPRS), IP and WAP services will provide the enlarged group with comprehensive coverage. Allied to this, Sema will be able to market its already established e-commerce business to LHS's existing customer base.

4.   PROPOSED DIRECTORS OF SEMA

On closing of the merger, Mr. Hartmut Lademacher, chairman and one of the founders of LHS, and Mr. George Schmitt, a director of LHS, will join the board of Sema as non-executive directors.

5.   STRUCTURE OF THE TRANSACTION

The merger will be effected in accordance with the terms of an agreement and plan of merger dated 14 March 2000 (the "Merger Agreement"). Under the terms of the Merger Agreement, each LHS share will be exchanged for 2.6 new Sema ordinary shares which may be delivered in the form of ADSs or Sema ordinary shares.

Under the terms of the Merger Agreement, three of the major shareholders of LHS, including Mr. Lademacher, will retain their holdings in LHS. Sema will have full authority to manage the business of LHS.

6.   MERGER AGREEMENT

The Merger Agreement sets out the conditions to the closing of the merger. It also contains certain termination rights, mutual representations and warranties and various covenants relating to the operation of the businesses of Sema and LHS in the period until closing.

The Merger Agreement requires Sema and LHS to effect the merger unless any one of the conditions to the implementation of the merger is not satisfied or waived by 30 September 2000. The Merger Agreement also provides for limited termination rights and termination fees to be paid by LHS to Sema in certain circumstances.

Principal conditions

The conditions to the implementation of the merger include necessary Sema and LHS shareholder approvals, the admission of the new Sema ordinary shares to listing by the London Stock Exchange, the SEC registration statement in respect of the Sema ADSs having become effective, receipt of certain regulatory approvals and the absence of any court or governmental order prohibiting the merger.

Termination rights

Either party has the right to terminate the Merger Agreement if:

     either LHS or Sema shareholders do not approve the merger and related transactions; there is a material breach of representation, covenant or warranty by the other party; or any of the other conditions to completion are not fulfilled.

Termination payments

The parties have agreed that LHS will make a payment to Sema of $105 million in the following circumstances:

     the directors of LHS withdraw their recommendation of the merger and notify LHS's shareholders of an alternative transaction which LHS's directors believe would be more beneficial to them and the LHS shareholders do not approve the merger; or Sema terminates the Merger Agreement because of a breach by LHS and within six months LHS agrees to a transaction which will result in a change of control of it.

7.   VOTING COMMITMENTS AND OPTION AGREEMENT

General Atlantic Partners, a major shareholder of LHS, has undertaken to vote in favour of the merger. The three shareholders who will be retaining their holdings in LHS have given equivalent commitments. These commitments represent approximately 30 per cent. of the share capital of LHS.

LHS has granted Sema an option exercisable up to the date of completion of the merger, to subscribe for new shares in LHS representing up to 17.5 per cent. of the existing capital of LHS. The exercise price per share will be the value of
2.6 shares of Sema at the time of exercise of the option. After exercise of the option, Sema would have the ability to vote approximately 40 per cent. of the share capital of LHS in favour of the merger.

8.   ACCOUNTING AND REPORTING IMPLICATIONS

It is intended that Sema will continue to have a December year end. The accounts of the group will be published in pounds sterling and will be prepared in accordance with UK GAAP, with a reconciliation to US GAAP.

9.   INFORMATION ON SEMA

Sema is an information technology services company which provides its customers with the design, provision, implementation, operation and management of information systems and IT-related consulting services. Sema's customers include a wide variety of businesses and government departments located in over 70 countries around the world. Sema is a FTSE 100 company, quoted on the London Stock Exchange and the Paris Bourse. It currently has a market capitalisation of Pound Sterling7.9 billion. In 1999, the group's turnover reached Pound Sterling1.41 billion ($2.23 billion), an increase of 20 per cent. on continuing activities over 1998. Profit before tax and goodwill amortisation was Pound Sterling95.9 million ($151.5 million) and net assets as at 31 December 1999 were Pound Sterling239.7 million ($378.7 million). Over the past five years, adjusted earnings per share, based on continuing activities and before goodwill amortisation, has seen a compound annual growth rate of 30 per cent.

In terms of revenue, Sema currently ranks as the second largest European-listed IT services company. Sema has its registered office in London, United Kingdom and has a substantial portion of its management and operations in Paris, France as well as other countries throughout the world. The company has approximately 20,200 employees in 25 countries. Sema's primary geographic markets are in Western Europe, where it derived 88 per cent. of its total revenues in 1999.

Providing systems integration (44.0 per cent. of turnover), outsourcing (44.7 per cent. of turnover) and products (11.3 per cent. of turnover), Sema works across the main sectors of the economy focusing on key growth areas - such as telecoms, mobile and electronic commerce and financial services. Sema's customers generally require complex and highly flexible information technology systems to run their business efficiently and maintain competitive advantage. Sema delivers projects and services which are driven by its clients' strategic goals and make a major impact on their business success. Approximately 20 per cent. of turnover in 1999 was derived from each of the finance and public sectors. The telecommunications sector accounted for approximately 16 per cent. of turnover in the same period.

10.  INFORMATION ON LHS

LHS Group is a leading global provider of billing and operations support system software and services to the communications industry. LHS products range from pre- and post paid billing and customer care to enhanced services and acquisition software. They are installed at more than 300 customer sites worldwide. LHS has 18 global and regional partners (system integrators, international operators and equipment manufacturers) representing one of the largest implementation and support networks in the global customer care and billing market.

In addition to its Atlanta headquarters, LHS has major offices in Frankfurt, Germany; Kuala Lumpur, Malaysia; Sao Paulo, Brazil; Boston, USA; Miami, USA; and Zurich, Switzerland.

In the year ended 31 December 1999, LHS reported profits before tax of $61.6 million (Pound Sterling39.0 million) on turnover of $262.6 million (Pound Sterling166.2 million). Net assets as at 31 December 1999 were $208.0 million (Pound Sterling131.7 million).

In 1999, licence revenues accounted for 41.4 per cent. of turnover (1998 - 40.5 per cent.) and services revenues 58.6 per cent. (1998 - 59.5 per cent.).

11.  PRO FORMA SUMMARISED PROFIT AND LOSS ACCOUNT AND NET ASSETS

(i)  Pounds sterling

YEAR ENDED 31 DECEMBER 1999                                 SEMA                       LHS            PRO-FORMA COMBINED
                                                       -----------------         -----------------    ------------------
                                                       POUND STERLING(m)         POUND STERLING(m)    POUND STERLING(m)
Sales                                                      1,1410.0                  166.2               1,576.2
EBITDA                                                        152.9                   42.0                 194.9
Operating profit                                               97.1                   35.9                 133.0
Profit before tax                                              95.9                   39.0                 134.9

Net assets (as at 31 December 1999)                           239.7                  131.7                 371.4

(ii)  US dollars

                                                                                                        PRO-FORMA
                                                             SEMA                    LHS                 COMBINED
                                                       ---------------        ---------------         ---------------
YEAR ENDED 31 DECEMBER 1999                                   $m                     $m                     $m

Sales                                                       2,227.8                  262.6               2,490.4
EBITDA                                                        241.6                   66.4                 308.0
Operating profit                                              153.4                   56.8                 210.2
Profit before tax                                             151.5                   61.6                 213.1

Net assets (as at 31 December 1999)                           378.7                  208.0                 586.7

NOTES TO THE PRO FORMA FINANCIAL INFORMATION

No account has been taken of the impact of acquisition accounting on the combined operating profit.

Financial information in respect of Sema has been extracted from the preliminary announcement of results for the year ended 31 December 1999. Operating profit and profit before tax have been stated before goodwill amortisation.

Financial information in respect of LHS has been extracted from the preliminary results announcement for the year ended 31 December 1999.

No adjustments have been made to restate LHS's accounting policies to be consistent with those of Sema.

EBITDA equals earnings before interest, taxation, depreciation and amortisation.

12.  SOURCES AND BASES

LHS fully diluted shares based on 58.8 million shares and 8.1 million options in issue. Sema fully diluted shares based on 463.5 million shares and 11.5 million options in issue. Sema closing middle market price of Pound Sterling16.96 on 14 March 2000.

Values throughout this announcement have been translated between US dollars and Sterling (for illustration purposes only) using an exchange rate of $1.58 :
Pound Sterling1.

The merger described in this announcement, in which LHS's shareholders would receive shares or ADSs in Sema, requires shareholder approval of Sema and LHS and the solicitation of such approval has not yet commenced. This announcement is neither an offer to purchase nor the solicitation of an offer to sell any securities. The offer of shares or ADSs in Sema, as merger consideration, to LHS's shareholders will be made only through a prospectus and proxy statement which will be sent to those shareholders.

Statements in this press announcement regarding Sema's and LHS's businesses which are not historical facts, including the potential benefits and synergies of the merger, are "forward-looking statements" that involve risks and uncertainties. These risks and uncertainties include the abilities of Sema and LHS to consummate the merger and realise the benefits and synergies outlined.

IN CONNECTION WITH THE MERGER, SEMA WILL FILE A REGISTRATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") WHICH WILL INCLUDE A PROSPECTUS AND PROXY STATEMENT. OTHER MATERIALS RELATING TO THE MERGER WILL ALSO BE FILED WITH THE SEC. INVESTORS ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION.

MATERIALS FILED WITH THE SEC WILL BE AVAILABLE ELECTRONICALLY, WITHOUT CHARGE, AT AN INTERNET SITE MAINTAINED BY THE SEC. THE ADDRESS OF THAT SITE IS HTTP:/WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND PROXY STATEMENT FILED WITH THE SEC WILL BE MAILED TO LHS SHAREHOLDERS AND MAY BE OBTAINED WITHOUT CHARGE FROM SEMA OR LHS UPON REQUEST. DOCUMENTS FILED WITH THE SEC WITH RESPECT TO THE MERGER MAY BE OBTAINED WITHOUT CHARGE FROM SEMA'S HEAD OFFICE AT 233 HIGH HOLBORN, LONDON WC1V 7DJ.

UNLESS SEMA OTHERWISE DETERMINES, THE PROSPECTUS AND PROXY STATEMENT WILL NOT BE SENT, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY THE USE OF THE MAILS OR ANY MEANS OR INSTRUMENTALITY (INCLUDING WITHOUT LIMITATION, TELEPHONICALLY OR ELECTRONICALLY) OF INTERSTATE OR FOREIGN COMMERCE, OR FACILITIES OF A NATIONAL, STATE OR OTHER SECURITIES EXCHANGE OF CANADA, AUSTRALIA OR JAPAN AND INVESTORS IN CANADA, AUSTRALIA OR JAPAN WILL NOT BE CAPABLE OF VOTING WITH RESPECT TO APPROVING THE MERGER BY ANY SUCH USE, MEANS, INSTRUMENTALITY OR FACILITY AND THIS ANNOUNCEMENT MAY NOT BE DISTRIBUTED IN ANY SUCH JURISDICTIONS.

Sema is being advised by Deutsche Bank and Clifford Chance Rogers & Wells in this transaction. LHS is being advised by Goldman, Sachs & Co. and Alston & Bird LLP.

                The ultimate prize in technology is market share

                               [SEMA GROUP LOGO]

                                MERGER WITH LHS

       Creates the number one provider in mobile communications software

Leader in mobile communications software...

Sema/LHS mobile activity will have more than:

     -    2,600 employees (December 1999)
     -    350 customer sites worldwide
     -    140 million subscribers
     -    $400 million revenues

  One of the strongest and most extensive offerings of business and operatinal solutions for customers in the communications industry

2                                                              [SEMA GROUP LOGO]

     STRATEGIC RATIONALE

     Sema Priorities               =              Sema Strengths           +         LHS Strengths
  -  Increased market share             -    More than 15 M CCBS                -    More than 45 M CCBS
     for CCBS in mobile telecoms             subscribers                             subscribers
------------------------------------------------------------------------------------------------------------------
  -  The right CCBS for the new         -    SemaVision                         -    Targys
     new economy                        -    Prepaid - 45 M                     -    Prepaid - 15 M subscribers
                                                  subscribers
------------------------------------------------------------------------------------------------------------------
  -  Capitalise on market dynamics      -    Proven solutions for GPRS, UMTS and Churn
------------------------------------------------------------------------------------------------------------------
  -  Develop new solutions in the       -    Proven solutions for
     internet market place                   Messaging -  more than 40 M
                                             subscribers
                                        -    Existing common capability in mobile commerce WAP
------------------------------------------------------------------------------------------------------------------
  -  Increase channels of distribution  -    Start partner programme            -    Established partner programme
------------------------------------------------------------------------------------------------------------------
  -  Expand product revenue             -    Proven systems integrator           -   Product driven business model
                                                                                     and leverageable customer
                                                                                     base

POST MERGER PRODUCT STRATEGY

     -    LHS and the Sema Telecom SBU will be merged into ONE SINGLE SBU

     - First Priority: specify the road map based on the CONVERGENT STRATEGY of SemaVision and Targys

     - The COMMON OBJECT ORIENTED ARCHITECTURE used to develop the two products, with particular reference to the high flexibility and scalability of SemaVision, allows convergence

     - INTEGRATION OF LHS IS FUNDAMENTAL TO SEMA'S STRATEGY OF CREATING AN EXPANDED PRODUCT FAMILY TO MEET ALL THE NEEDS OF A RAPIDLY DEVELOPING MARKET PLACE

4                                                              [SEMA GROUP LOGO]

PORTFOLIO OF COMBINED ENTITY

(E-COMMERCE)           (GPRS/WIRELESS DATA)  (ENHANCED SERVICE)  (SYSTEMS INTEGRATION)

(SMS)                  (DATA WAREHOUSING)    (PREPAID)           (CHURN MANAGEMENT)

(MESSAGING)            (UNIFIED MESSAGING)   (WAP)               (OUTSOURCING)

(BUSINESS CONTINUITY)  (CC&B)                (CONSULTING)        (E-BANKING)

5                                                              [SEMA GROUP LOGO]

SYNERGIES

     - Offer SemaVision and the future vision to the Tier 1 replacement market, including operators of Tier 1 calibre in LHS's installed base

     -    Offer BSCS /Targys as the solution for the Tier 2/3 upgrade market

     - Offer systems integration solutions, where needed, to the combined installed base

     -    Extend LHS's partner relationship strategy to SemaVision

     -    Offer the group's complete portfolio through an expanded sales force

     -    Leverage the combined leadership for the North American market

     -    Enhance quality of R & D effort

6                                                              [SEMA GROUP LOGO]

MARKET MIX - TOTAL GROUP

         Sema
Defence             3%
Energy              7%
Services            7%
Industry           13%
Transport          14%
TELECOMS           16%
Public Sector      20%
Finance            20%

  Combined Sema/LHS
Transport          12%
Industry           12%
Energy              6%
Services            6%
Defence             3%
TELECOMS           25%
Public Sector      18%
Finance            18%

7                                                              [SEMA GROUP LOGO]

GEOGRAPHIC MIX -- TOTAL GROUP

         Sema
ROW                 36%
Americas             5%
Asia                 4%
France              24%
UK                  31%

         LHS
ROW                 43%
Asia                11%
France               2%
Americas            44%


   Combined Sema/LHS
ROW                 37%
Americas             9%
Asia                 5%
France              21%
UK                  28%

8                                                              [SEMA GROUP LOGO]

ACTIVITY MIX - TOTAL GROUP

         Sema
Outsourcing              45%
Products                 11%
Systems integration     44%

   Combined Sema/LHS
Outsourcing              40%
Products                 21%
Systems integration     39%

9                                                              [SEMA GROUP LOGO]

HEADLINE TERMS

     -    Purchasse price

               -    2.6 Sema shares or ADSs per LHS share

               -    $69.7 per LHS share

               -    $4.7 billion fully diluted equity value

               -    Cash in business of $136 million

     - Voting commitments and option secured for approximately 40% of LHS's shares

     -    EPS accretive from day one before goodwill and synergies

     -    Substantial opportunities for revenue enhancement

     -    LHS shareholders will own some 27% of the enlarged group

     - The enlarged Sema Group will have listings in London, Paris and on NASDAQ

10                                                             [SEMA GROUP LOGO]

KEY FINANCIALS (POUND STERLING)

YEAR TO 31 DEC           SEMA POUND STERLING           LHS POUND STERLING             PRO-FORMA COMBINED
    1999                    MILLIONS % T/O               MILLIONS % T/O               POUND STERLING  % T/O
-------------------------------------------------------------------------------------------------------------
Turnover                  1,410.0                        166.2                           1,576.2
-------------------------------------------------------------------------------------------------------------
EBITDA                      152.9     10.8                42.0      25.3                   194.9     12.4
-------------------------------------------------------------------------------------------------------------
Operating profit             97.1      6.9                35.9      21.6                   133.0      8.4
-------------------------------------------------------------------------------------------------------------
Interest                     (1.2)                         3.0                               1.8
-------------------------------------------------------------------------------------------------------------
PBT                          95.9      6.8                39.0      23.5                   134.9      8.6
-------------------------------------------------------------------------------------------------------------
PAT                          71.1      5.0                24.3      14.6                    95.4      6.1
-------------------------------------------------------------------------------------------------------------

Notes:
Sema:     1999 results announcement and analysts' presentation dated 17 February
          2000
LHS: 1999 results announcement dated 22 February 2000. Unadjusted for one-off merger charges of $4.3 million LHS converted to sterling at exchange rate of $1.58 = Pound Sterling 1

KEY FINANCIALS (US$)

YEAR TO 31 DEC               SEMA                        LHS                    PRO-FORMA COMBINED
    1999            $ MILLIONS    % T/O          $ MILLIONS   % T/O            $ MILLIONS     % T/O
-----------------------------------------------------------------------------------------------------
Turnover               2,227.8                     262.6                          2,490.4
-----------------------------------------------------------------------------------------------------
EBITDA                   241.6    10.8              66.4      25.3                  308.0      12.4
-----------------------------------------------------------------------------------------------------
Operating profit         153.4     6.9              56.8      21.6                  210.2       8.4
-----------------------------------------------------------------------------------------------------
Interest                 (1.9)                       4.8                              2.9
-----------------------------------------------------------------------------------------------------
PBT                      151.5     6.8              61.6      23.5                  213.1       8.6
-----------------------------------------------------------------------------------------------------
PAT                      112.3     5.0              38.4      14.6                  150.7       6.1
-----------------------------------------------------------------------------------------------------


Notes:
Sema: 1999 results announcement and analysts' presentation dated
      17 February 2000
LHS: 1999 results announcement dated 22 February 2000. Unadjusted for one-off merger charges of $4.3 million LHS converted to dollars at exchange rate of $1.58 = Pound Sterling 1

OUTLINE ACQUISITION PROCESS

     -    Proxy merger offer to LHS's shareholders

     -    Documents anticipated to be posted during May

     -    Shareholder votes of Sema and LHS expected at end of June

     -    Completion and listing of Sema ADSs early in H2 2000


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


SUMMARY

     -    Creation of the number one provider in mobile communications software

     -    Immediately earnings accretive

     -    Substantial opportunities for revenue enhancement

     -    Major step in the achievement of Sema's published corporate plan

     -    The ultimate prize for technology is market share



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


A NEW GLOBAL FORCE

          THE ULTIMATE PRIZE IN TECHNOLOGY IS MARKET SHARE

1999 Telecom revenues ($ million)

                       Sema LHS      $600
                       Amdocs        $400-500
                       CSC           $300-400
                       Logica        $300-400
                       Sema          $300-400
                       AMS           $300-400
                       CGS           $300-400
                       LHS           $200-300
                       CMG           $100-200


     Source : selected company websites and results announcements.
     Figures relate to telecoms or CC&B revenue as quoted by each company. LHS products contribute to the revenue of some of the above companies.


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